UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D

                       (Amendment No. 4)


            Under the Securities Exchange Act of 1934


                     HEALTH MANAGEMENT, INC.
                        (Name of Issuer)

              Common Stock, par value $.03 per share
                  (Title of Class of Securities)



                            42219B10
                         (CUSIP Number)


                         Robert W. Fine
                   Transworld HealthCare, Inc.
                  555 Madison Avenue, 30th Floor
                    New York, New York 10022
                          (212)750-0064
  (Name, Address, and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        October 1, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with the statement: [ ]





CUSIP No. 42219B10

I.    Name of Reporting Person               Transworld
                                             HealthCare, Inc.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        BK


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   New York


                    VII.  Sole Voting           -0-
                          Power

Number of Shares    VIII. Shared Voting         -0-
                          Power

                    IX.   Sole Dis-             -0-
                          positive Power

                    X.    Shared Dis-           -0-
                          positive Power

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person            -0-


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                        0%


XIV.  Type of Reporting Person                  CO
CUSIP No. 42219B10

I.    Name of Reporting Person               IMH Acquisition
                                             Corp.*
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        BK


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   Delaware

                    VII.  Sole Voting           -0-
                          Power
Number of Shares    VIII. Shared Voting         -0-
                          Power
                    IX.   Sole Dis-             -0-
                          positive Power
                    X.    Shared Dis-           -0-
                          positive Power

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person            -0-


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                         0%


XIV.  Type of Reporting Person                  CO


*     As a result of the closing of the Merger, IMH Acquisition
      Corp. has been merged with and into Health Management, Inc.
CUSIP No. 42219B10
I.    Name of Reporting Person               Hyperion
                                             Partners II L.P.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        BK,OO


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   Delaware


                    VII.  Sole Voting            -0-
                          Power

Number of Shares    VIII. Shared Voting          -0-
                          Power

                    IX.   Sole Dis-              -0-
                          positive Power

                    X.    Shared Dis-            -0-
                          positive Power

XI.   Aggregate Amount Beneficially              -0-
      Owned By Each Reporting Person


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares        [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                          0%


XIV.  Type of Reporting Person                   PN

CUSIP No. 42219B10

I.    Name of Reporting Person               Hyperion
                                             Ventures II L.P.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        OO


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   Delaware


                    VII.  Sole Voting              -0-
                          Power

Number of Shares    VIII. Shared Voting            -0-
                          Power

                    IX.   Sole Dis-                -0-
                          positive Power

                    X.    Shared Dis-              -0-
                          positive Power

XI.   Aggregate Amount Beneficially                -0-
      Owned By Each Reporting Person


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares          [ ]


XIII. Percent of Class Represented by               0%
      Amount in Row (11)

XIV.  Type of Reporting Person                      PN

CUSIP No. 42219B10

I.    Name of Reporting Person               Hyperion
                                             Funding II Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        OO


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   Delaware


                    VII.  Sole Voting            -0-
                          Power

Number of Shares    VIII. Shared Voting          -0-
                          Power

                    IX.   Sole Dis-              -0-
                          positive Power

                    X.    Shared Dis-            -0-
                          positive Power

XI.   Aggregate Amount Beneficially              -0-
      Owned By Each Reporting Person


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares         [ ]


XIII. Percent of Class Represented by
      Amount in Row (11)                           0%


XIV.  Type of Reporting Person                    CO
CUSIP No. 42219B10

I.    Name of Reporting Person               Lewis S. Ranieri

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        OO


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   United States of
                                             America

                    VII.  Sole Voting              -0-
                          Power

Number of Shares    VIII. Shared Voting            -0-
                          Power

                    IX.   Sole Dis-                -0-
                          positive Power

                    X.    Shared Dis-              -0-
                          positive Power

XI.   Aggregate Amount Beneficially                -0-
      Owned By Each Reporting Person


XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares          [ ]


XIII. Percent of Class Represented by              0%
      Amount in Row (11)


XIV.  Type of Reporting Person                    IN

CUSIP No. 42219B10

I.    Name of Reporting Person               Scott A. Shay

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


II.   Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [X]


III.  SEC Use Only


IV.   Source of Funds                        00


V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]


VI.   Citizenship or Place of Organization   United States of
                                             America


                    VII.  Sole Voting              -0-
                          Power

Number of Shares    VIII. Shared Voting            -0-
                          Power

                    IX.   Sole Dis-                -0-
                          positive Power

                    X.    Shared Dis-              -0-
                          positive Power

XI.   Aggregate Amount Beneficially                -0-
      Owned By Each Reporting Person


XII.  Check Box if the Aggregate Amount            [ ]
      in Row (11) Excludes Certain Shares


XIII. Percent of Class Represented by               0%
      Amount in Row (11)


XIV.  Type of Reporting Person                    IN

      Items 4, 6 and 7 of the Schedule 13D, dated November 13, 1996, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the "Schedule 13D") relating to the Common Stock, par value $.03 per share, of Health Management, Inc., are hereby amended by adding thereto the information and exhibit described herein. Terms which are defined in such
Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.
Item 4.  Purpose of Transaction
      On October 1, 1997, the Issuer, Transworld and Newco closed the Merger in accordance with the terms of the Merger Agreement, as amended. Concurrently with the closing of the Merger, Health Management, Inc., Transworld, Stadtlander Drug Distribution Co., Inc., a Delaware corporation, and Counsel closed the Assets Purchase. For further information with respect to the closing of the Assets Purchase, reference is made to the Press Release, issued on October 1, 1997, by Transworld (which is filed as Exhibit 1 hereto), which is incorporated by reference.
Item 6.  Interest in Securities of the Issuer.
      Each share of Common Stock of the Issuer was cancelled and extinguished, and each of the one hundred (100) issued and outstanding shares of common stock, par value $.01 per share, of Newco was converted into one share of common stock, par value $.03 per share.
Item 7.  Materials to be filed as Exhibits
Exhibit 1 - Press Release, issued October 1, 1997, by Transworld

                            SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                             TRANSWORLD HEALTHCARE, INC.


October 30, 1997             By /s/Robert W. Fine
                                Robert W. Fine
                                President


                             HYPERION PARTNERS II L.P.
                             By:  Hyperion Ventures II L.P.,
                                  its general partner
                                  By:  Hyperion Funding II Corp.,
                                       its general partner

                                       By /s/Scott A. Shay
                                          Scott A. Shay
                                          Executive Vice
                                          President

                             HYPERION VENTURES II L.P.
                             By:  Hyperion Funding II Corp.,
                                  its general partner


                                  By /S/Scott A. Shay
                                     Scott A. Shay
                                     Executive Vice President

                             HYPERION FUNDING II CORP.

                             By /s/Scott A. Shay
                                Scott A. Shay
                                Executive Vice President


                             /s/Lewis S. Ranieri
                             Lewis S. Ranieri


                             /s/Scott A. Shay
                             Scott A. Shay

                             IMH ACQUISITION CORP.


                             By /s/Robert W. Fine
                                Robert W. Fine
                                President
                                               EXHIBIT 1


TRANSWORLD HEALTHCARE            555 Madison Avenue, 30th Floor
                                 New York, New York 10022
                                 (212) 750-0064
                                 Fax:  (212) 750-7221


For Further Information, Contact:
Wayne A. Palladino, Chief Financial Officer (914) 345-8880 OR
Susan J. Lewis, Public and Investor Relations (303) 804-0494

FOR IMMEDIATE RELEASE
   October 1, 1997

      TRANSWORLD HEALTHCARE, INC. COMPLETES HEALTH MANAGEMENT,
      INC. MERGER; SIMULTANEOUSLY SELLS HEALTH MANAGEMENT, INC.
                   ASSETS TO COUNSEL CORPORATION


      NEW YORK ... October 1, 1997 ... Transworld HealthCare, Inc. (Nasdaq National Market: TWHH, TWHHW) announced today that it has completed its previously announced merger with Health Management, Inc. ("HMI" - Nasdaq Small Cap:HMIS), and HMI has become a wholly owned subsidiary of Transworld. Under the terms of the merger, HMI stockholders will be entitled to receive $0.30 in cash for each share of HMI Common Stock.
      Concurrently with the close of the merger, Transworld also completed the previously reported sale of substantially all the assets of HMI to Counsel Corporation (TSE:CXS/NASDAQ:CXSNF). HMI will be integrated into Counsel Corp.'s subsidiary, Stadtlander Drug Co., Inc. Additional details of either transaction were not disclosed.
      The HMI merger and asset sale represent major steps taken by Transworld to sell off its non-core business assets. Transworld has been engaged in this restructuring process throughout the second half of fiscal 1997.
      Transworld HealthCare, Inc. is a regional provider of a broad range of alternate site healthcare services and products. It also operates a specialized mail order pharmacy and provides medical supplies to patients nationwide. The Company's United Kingdom-based subsidiary, Transworld HealthCare (UK) Limited, with 70 locations, provides respiratory therapy, medical supplies and nursing services throughout the UK.

      Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results in the future periods or plans for future periods to differ materially from those described herein as anticipated, believed or estimated.

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